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                               June 29, 2022

       Paul Vasington
       Chief Financial Officer
       Sensata Technologies Holding plc
       529 Pleasant Street
       Attleboro, MA 02703

                                                        Re: Sensata
Technologies Holding plc
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 10,
2022
                                                            Form 10-Q for the
Quarterly Period Ended March 31, 2022
                                                            Filed April 26,
2022
                                                            File No. 001-34652

       Dear Mr. Vasington:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Liquidity and Capital Resources, page 53

   1. We note that your table presents cash and cash equivalents held by country and expressed in U.S. dollars since
this is your functional and reporting currency. We further note that approximately 17% of
your total cash and cash equivalents is held in China as of
                                                        December 31, 2021.
Revise future filings to describe any restrictions that impact the ability to transfer
cash within your corporate structure. Discuss the nature of restrictions, if any, on the net
assets of your subsidiaries, amount of those net assets, and the potential impact on your
liquidity. Please also disclose the amount of cash and cash equivalents disaggregated by
currency denomination as of the most recent balance sheet date.
 Paul Vasington
FirstName  LastNamePaul Vasington
Sensata Technologies Holding plc
Comapany
June       NameSensata Technologies Holding plc
     29, 2022
June 29,
Page 2 2022 Page 2
FirstName LastName
Form 10-Q for the Quarterly Period Ended March 31, 2022

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 20

2. We note your statement that global supply chain disruptions and shortages continue to pressure your margins and that you made progress in recovering some of these additional costs from your customers through increased pricing. Please discuss in future filings in detail whether supply chain disruptions or inflation have materially affected your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. Revise also to discuss in future filings any known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Gary Newberry at (202) 551-3761 or Tara Harkins, Senior Accountant, at (202) 551-3639 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences